February 20, 2025

Brandon Robinson
Chief Executive Officer
New Horizon Aircraft Ltd.
3187 Highway 35
Lindsay, Ontario K9V 4R1

       Re: New Horizon Aircraft Ltd.
           Registration Statement on Form S-3
           Filed February 14, 2025
           File No. 333-285000
Dear Brandon Robinson:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed February 14, 2025
General

1. Please amend your Form 10-K for the year ended May 31, 2024 to also include an audit report that reflects the audit of and opines on your financial statements as of and for the year ended May 31, 2023.
2. Please revise the Experts section to additionally identify the auditor for your financial statements as of and for the year ended May 31, 2023, and file the consent of such auditor as an exhibit to your registration statement.
Incorporation of Certain Information by Reference, page 34

3. Please revise your disclosure to specifically incorporate by reference the Form 8-K filed on July 23, 2024, or tell us why you believe this is not required. Refer to Item
       12(a)(2) of Form S-3.
 February 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing